 Form 6-K

________________________________

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 2021

Commission File Number: 1-32575

________________________________

Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)

________________________________

30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
(Address of principal executive office)

________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Result of AGM

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 18, 2021 at Carel van Bylandtlaan 16, 2596 HR, The Hague, The Netherlands. Resolutions 1-20 were carried and resolution 21 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	3,605,564,535	97.15	105,583,282	2.85	3,711,147,817	47.53%	64,698,144
2	Approval of Directors’ Remuneration Report	3,567,342,830	95.86	153,872,670	4.14	3,721,215,500	47.66%	54,753,918
3	Appointment of Jane Holl Lute	3,714,614,287	98.78	46,026,888	1.22	3,760,641,175	48.17%	15,317,015
4	Reappointment of Ben van Beurden	3,580,501,167	95.27	177,668,796	4.73	3,758,169,963	48.14%	17,805,039
5	Reappointment of Dick Boer	3,704,197,937	98.50	56,399,780	1.50	3,760,597,717	48.17%	15,363,028
6	Reappointment of Neil Carson	3,677,858,288	97.80	82,758,240	2.20	3,760,616,528	48.17%	15,347,277
7	Reappointment of Ann Godbehere	3,703,566,054	98.48	57,170,334	1.52	3,760,736,388	48.17%	15,225,320
8	Reappointment of Euleen Goh	3,704,748,538	98.51	55,978,457	1.49	3,760,726,995	48.17%	15,239,897
9	Reappointment of Catherine Hughes	3,708,123,042	98.60	52,727,655	1.40	3,760,850,697	48.17%	15,110,251
10	Reappointment of Martina Hund-Mejean	3,710,108,029	98.66	50,547,493	1.34	3,760,655,522	48.17%	15,310,545
11	Reappointment of Sir Andrew Mackenzie	3,746,019,558	99.62	14,423,962	0.38	3,760,443,520	48.16%	15,521,406
12	Reappointment of Abraham (Bram) Schot	3,746,988,473	99.64	13,576,033	0.36	3,760,564,506	48.17%	15,385,034
13	Reappointment of Jessica Uhl	3,676,744,859	97.77	83,736,411	2.23	3,760,481,270	48.17%	15,476,183
14	Reappointment of Gerrit Zalm	3,626,996,073	96.46	133,084,038	3.54	3,760,080,111	48.16%	15,872,497
15	Reappointment of Auditors	3,703,139,005	98.43	58,886,114	1.57	3,762,025,119	48.19%	13,943,185
16	Remuneration of Auditors	3,752,965,590	99.79	7,781,604	0.21	3,760,747,194	48.17%	15,219,574
17	Authority to allot shares	3,652,922,871	97.16	106,732,145	2.84	3,759,655,016	48.15%	16,304,272
18	Disapplication of pre-emption rights*	3,732,591,017	99.39	22,896,665	0.61	3,755,487,682	48.10%	20,473,873
19	Authority to purchase own shares*	3,653,700,069	98.10	70,703,324	1.90	3,724,403,393	47.70%	51,590,866
20	Shell’s Energy Transition Strategy	3,139,870,455	88.74	398,536,568	11.26	3,538,407,023	45.32%	237,591,728
21	Shareholder resolution*	1,111,147,799	30.47	2,535,689,229	69.53	3,646,837,028	46.71%	129,156,318

* Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

Shell Chief Executive Officer Ben van Beurden said:  “Shareholder support is critical as our business changes and we work towards our target to become a net-zero emissions energy business by 2050, in step with society. This shareholder vote on our Energy Transition Strategy is a first for an energy company and we are pleased shareholders demonstrated their strong endorsement with more than 88% of votes cast in favour of our strategy.  We thank shareholders for their support and look forward to our continued engagement with them.  We also note the outcome of the vote on Shareholder Resolution number 21.  We will seek to fully understand the reason why shareholders voted as they did, particularly those who voted both ‘For’ Shell’s strategy and ‘For’ the Shareholder Resolution, and will formally report back to investors within six months".

May 18, 2021

Linda Coulter

Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Shell Media Relations

International, UK, European Press: +44 20 7934 5550

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70
Classification: Additional regulated information required to be disclosed under the laws of a Member State.

This Report on Form 6-K is incorporated by reference into:

(a)	the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-254137 and 333-254137-01); and

(b)	the Registration Statements on Form S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813, 333-228137 and 333-254139).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

Date: May 18, 2021	/s/ Linda Coulter
Linda Coulter
Company Secretary